PROFESSIONAL DENTAL TECHNOLOGIES, INC.

                   FAIRNESS OPINION OF ECONOMIC AND FINANCIAL
                             CONSULTING GROUP, INC.

                                    EXHIBIT 3

                       ECONOMIC AND FINANCIAL CONSULTING
                                  GROUP, INC.
 ------------------------------------------------------------------------------
            6 Richland Hills Cove . Conway, AR 72032 . (501) 327-5826


March 23, 1999



Mr. J. Philip Boesel
Chairman, Special Committee
The Board of Directors
Professional Dental Technologies, Inc.


RE: FAIRNESS OPINION

Dear Mr. Boesel:

You, as Chairman of the Special Committee of the Board of Directors of Professional Dental Technologies, Inc. ("Pro-Dentec" or the "Company") have requested that we provide a fairness opinion regarding the value of the common stock of the Company. This valuation is to be used in structuring a transaction involving the reverse split of the Common Stock of the Company, and the subsequent repurchase by the Company of fractional shares created through this transaction, as part of the process to take the Company private.

It is our opinion that the fair market value of the common stock of the Company is in the range $0.5709 to $0.7136 per share. Our methodology utilized in reaching this conclusion is described in detail in the attached opinion document.

In connection with rendering this opinion, we have reviewed, among other things,
(i) the proposed transaction,  (ii) historical operating results of the Company,
(iii) internally prepared projections concerning the future performance of the Company, and (iv) the historical and current trading performance of the Company's stock. We have held discussions with members of the management of the Company regarding the past and current business operations as well as the future prospects of the Company. We have reviewed industry specific data regarding the valuation of publicly traded companies in the dental market as well as other such information as we consider appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information reviewed by us for purposes of this opinion, whether publicly available or provided to us by representatives of the Company, and we have not assumed any responsibility for independent verification of such information. Based upon the forgoing and based upon other such matters that we consider relevant, it is our opinion that the consideration to be received by the shareholders of the Company as a result of the transaction, as indicated above, is fair from a financial point of view as of the date hereof.

Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of March 8, 1999. Our opinion is directed to the Special Committee of the Board of Directors of the Company and does not constitute a recommendation to any stockholders of the Company as to how the stockholder should vote at the stockholder's meeting held in connection with the transaction. It is understood that subsequent developments may affect the conclusions reached in this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.


Sincerely,


/s/ Ralph D. Scott, Jr.
--------------------------
RALPH D. SCOTT, JR., Ph.D.



/s/ Keith Berry
--------------------
S. KEITH BERRY, Ph.D.

                     Professional Dental Technologies, Inc.

                                Fairness Opinion




This document is based upon information provided by Professional Dental Technologies, Inc. ("Pro-Dentec") as well as sources deemed to be reliable. The information set forth in this document is intended solely for use by the Board of Directors of Pro-Dentec. Possession of this document, or a copy thereof, does not carry with it the right of publication of all or part of it, nor may it be used for any purposes by anyone but the Board of Directors of Pro-Dentec without the previous written consent of the Economic and Financial Consulting Group, Inc. ("EFCG"), or the Board of Directors of Pro-Dentec, and in any event only with attribution to EFCG. The compensation received by EFCG from this engagement is not dependent on the consummation of the transaction evaluated herein.






/s/ S. Keith Berry                                   /s/ Ralph D. Scott

S. Keith Berry, Ph.D.                                Ralph D. Scott, Jr. Ph.D

EXECUTIVE SUMMARY

The Economic and Financial Consulting Group, Inc. ("EFCG") has been retained by Pro-Dentec ("the Company") to provide a fairness opinion regarding the value of currently outstanding common stock. This opinion has been requested in connection with a contemplated transaction which calls for the company to effect a reverse split of its common stock in a ratio to be determined. Fractional shares created in the transaction will be mandatorially redeemed by the company.

Based upon our analysis, the fair market value of the common stock of Pro-Dentec is in the range $0.5709 to $0.7136 per share. The basis for our conclusion and our methodology will be explained in detail below.

THE TRANSACTION

As of the date of this report, the major elements of the contemplated transaction are to be as follows:

o The Company is contemplating a reverse split of its common stock in a ratio to be determined.
o    Shareholders   holding   fractional  shares  post  split  will  have  their
     fractional shares repurchased by the company at a fair price.

DUE DILIGENCE REVIEW

As an integral part of determining the fair market value of Pro-Dentec's common stock, EFCG conducted an extensive review of the material provided by the Company, including its historical financial results and projections of future operating results. In addition, EFCG conducted interviews with management on location. In general our discussions with management centered on the following issues:

o    The history, nature and historical operating results of the business.
o The outlook for the Company's business, including assumptions used in projecting future operating results.
o    The historical trading performance of the Company's common stock.

VALUATION

EFCG has considered several methods to evaluate the fair market value of the Company's common stock. These methods are (i) the evaluation of the business as a going concern utilizing discounted cash flow approaches to valuation; (ii) current and historical market prices; (iii) net book value; (iv) liquidation value; and (v) multiplier approaches based on comparisons to publicly traded comparable companies. Although we have examined (and will discuss, below) all of these approaches to valuation we believe, in general and for Pro-Dentec specifically, that discounted cash flow approaches are far superior to other valuation methodologies. The basis for this opinion is explained in detail in our analysis below.

Valuation as a Going Concern (Discounted Cash Flow Approaches)

In general, the value of any asset, whether it be financial or real, should be equal to the present value of the free cash flows accruing to the owner of the asset. Applied to a business valuation this methodology is premised on the assumption that a buyer (shareholder) purchases a series of cash flows that would be generated over time. Value is ascribed only to cash flows that can ultimately be taken out of the business. Cash that is generated but used to sustain the business (such as increases in working capital and capital expenditures) creates no incremental value to the shareholder. Valuations based on this premise must necessarily define an appropriate cash flow and must also determine an appropriate discount factor to be used in converting projected future magnitudes into present value terms. Each of these components of the valuation problem is discussed in detail below. Conclusions specific to the value of Pro-Dentec as a going concern are summarized in Tables 3 through 6, attached.

MEASURE OF CASH FLOW:

Two measures of cash flow are widely accepted. The first measure of cash flow, net cash flow to equity, is defined below:

                 Net Income (after taxes)
               + Depreciation and amortization
               - Capital expenditures
               - Changes in working capital
               + Net changes in long term debt
               = Net cash flow to equity

Historical and projected future financial data that would provide the basis for the computation of values of this variable are summarized in Tables (1) and (2), respectively. Tables (3) and (4) specifically demonstrate the computation of projected future net cash flow to equity evaluated at constant purchasing power as based on the projections provided by Pro-Dentec management. In Tables (3) and
(4) we have also scaled the Pro-Dentec future projections upward by a factor of 2% per annum to account for the effects of inflation. We believe that this is a conservative estimate of future inflation given the current general (CPI) inflation rate. We have also examined the historical behavior of the prices of primary Pro-Dentec products and have ascertained that they have inflated at a rate significantly below the general inflation rate (primarily because of a desire to maintain the relative position of product prices in a highly competitive market). Consequently, the use of a 2% growth factor accounts for real growth IN EXCESS OF the amounts projected by Pro-Dentec management.

A second measure of cash flow focusing on net cash flow available to overall invested capital, equity plus debt, is defined below:

                 Earnings before interest and taxes (EBIT)
               - Taxes on EBIT
               + Depreciation and amortization
               - Capital expenditures
               - Changes in working capital
               = Net cash flow to overall invested capital

Projected future values of this variable based on projections provided by Professional Dental Technologies, Inc. management as contained in the data base described by Table (2) are summarized in Tables (5) and (6). Those tables also scale Pro-Dentec projections upward to account for the effects of inflation, as discussed above.

DISCOUNT FACTOR:

The appropriate discount factor used to convert future magnitudes into present value terms is dependent on which of the cash flow approaches, discussed above, is ultimately utilized. If the focus is on net cash flow to equity, then the appropriate discount factor would be a rate of return on equity. Table (7) demonstrates the build-up of appropriate rates of return on equity. As the table demonstrates, the starting point for this analysis is a current relatively risk free rate of return such as that available on long term government debt. To this basic rate an equity risk premium reflecting the difference between large company stocks and long term government bonds, adjusted for a particular company, is added. An additional risk premium, based on size, would then be added to account for the extra risk associated with smaller companies. Given these considerations the appropriate rate of return on equity is calculated in accordance with equation (1), below:

(1)   ke = Rf + ((beta) x ERP) + SP

Where ke = Rate of return on equity.

     Rf = Risk free rate of return which is assumed to be 5.75% based on the current yield on long term government bonds as reported in the Wall Street Journal, this date.

 (beta) = A measure of a particular  security's  volatility  (risk)
          as related to the market in general. According to information contained in Ibbotson Associates: INDUSTRY COST OF CAPITAL, an appropriate measure of (beta) would amount to 0.95.

    ERP = equity risk premium which is assumed to be 7.8% based on information contained in Ibbotson Associates: STOCKS, BONDS, BILLS AND INFLATION 1998 YEARBOOK (IBBOTSON).

    SP  = Size risk premium which is assumed to be 3.3 % based on IBBOTSON.

Performing the computation indicated by equation (1), with the assumptions above, indicates an appropriate rate of return on equity (ke) of 16.46%. It should be noted that in our opinion this represents a conservative estimate of ke because the SP that we have utilized represents the expected micro-capitalization equity size premium as reported in IBBOTSON. This size category contains companies with market capitalization of up to $261million which would generally be considered to be significantly less risky than Pro-Dentec which has market capitalization of less than $10 million.

An alternative approach would involve the use of estimates of ke specific to the dental equipment and supplies industry (SIC Code 3843) as reported in Ibbotson and Associates: INDUSTRY COST OF CAPITAL. The basic reported equity return, 14.23% (industry composite return for an industry predominantly comprised of companies that would be classified as low capitalization companies) should then be adjusted to account for the size premium that would be appropriate for micro-capitalization companies, 1.6% (micro-capitalization equity premium - low capitalization equity premium), to yield a value of ke amounting to 15.83%.

In conclusion, we believe that a conservative estimate of the appropriate equity return for Pro-Dentec would be in the range 15.83% to 16.46%. IBBOTSON and other sources that we have relied on are generally considered to be extremely authoritative in our discipline. These sources are widely utilized and quoted in issues concerning the evaluation of risk premia and other financial issues.

For valuations based on cash flows available to overall invested capital (free cash flows), the appropriate discount factor would be a weighted average cost of capital. The weighted average cost of capital can be described as the average price a company must pay to attract both debt and equity to properly capitalize the firm's operation and growth. The weighted average cost of capital is defined by equation (2), below:

(2)  ka = (ke x we) + (kd(1-t) x wd)

Where ka = weighted average cost of capital

      ke = rate of return on equity which is assumed to be in the range 15.83% to 16.46% as discussed above.

      we = Percentage of equity capital in the capital structure.

      kd  = rate of return on debt
      t= company's effective income tax rate

      wd = percentage of debt capital in the capital structure

Performing the computation indicated by equation (2) indicates an average weighted average cost of capital for the years 1999-2004 in the range 12.67% to 13.14%. We have utilized an average for these years because the values for we, wd and kd differ for each year in the projection period as summarized in Tables
(8) and (9). The terminal value of ka, utilized for year 2005 and subsequent years, is in the range 12.93% to 13.42%, which represents the weighted average cost of capital for the year 2004.

VALUATION:

Given the discussion of cash flows and discount factors, above, the basic valuation of Pro-Dentec as a going concern (discounted cash flow analysis) is described by equation (3), below:

                5            t                    5
(3)  Value = (SIGMA) Ct/(1+k)  + (Cf /(k-g))/(1+k)  -  current debt claims
              t = 0

Where Value = present value of projected future cash flows

      Ct   = Cash flow in year t as summarized  for various  scenarios in Tables
           (3) through (6).

      Cf   = Normalized future cash flow as reported in Tables (3) through (6).

      k = appropriate discount factor, either rate of return on equity (ke) or weighted average cost of capital (ka).

      g = projected growth in future cash flows which is assumed to be 2%. As discussed above we believe that 2% would fully account for the effects of inflation as well as real growth in excess of that projected by Pro-Dentec management. It should be noted that any changes in inflation in future years would effect k and g in the same direction so as to have little effect on our computations.

      Current debt claims = current outstanding debt of the company as of October 31, 1998. Debt claims amounting to $2,736,000 are subtracted for valuations focusing on free cash flows available to debt and equity, but are ignored in valuations focusing on cash flows available to equity.

Value calculated in accordance with equation (3) is converted into a per share basis by dividing by 14,100,000 outstanding shares. Our valuations are summarized in Tables (3) through (6). Tables (3) and (4) focus on an equity approach to valuation and indicate a value per share in the range $0.5709 to $0.5943. Tables (5) and (6) focus on a free cash available to debt and equity approach to valuation and indicate a value per share in the range $0.6686 to $0.7136. It should be noted that the valuations that we have computed, based on projected future cash flow information provided by Pro-Dentec management, are considerably in excess of the valuations that could be derived based on the historical performance of Pro-Dentec in the last 5 years as demonstrated by Table (1).

CURRENT AND HISTORICAL MARKET PRICES

In financial theory and literature, the "Efficient Markets Hypothesis" argues that all publicly available information should at all points in time be fully incorporated into the value of securities. Consequently, for most publicly traded securities the current market price of common stock should reflect the intrinsic value of discounted projected future cash flows based on information available at the time. In the case of thinly traded securities, such as Pro-Dentec, it would not necessarily be true that current stock price would always be equal to intrinsic value. More specifically, while the shares of Pro-Dentec are publicly traded, they are closely held, are frequently not traded, and when they do trade, tend to trade in small volume. Approximately 90% of the shares are restricted as to sale by a formal shareholder agreement, and have never been traded. Table (10), which illustrates trading volume over the last 6 months, supports these points. Average daily trading volume of 1,659 shares for that period amounts to only 0.0118% of total outstanding shares. Additionally, an examination of Table (10) and Chart (1) indicates that over the last 6 months stock prices have fluctuated from a low of $0.56 per share to a high of $0.88 per share. This represents a variation of prices in a range covering 47.07% of average value over that period. Fluctuations are even more significant when longer periods are analyzed. Given these facts it is our opinion that current and historical stock prices would not necessarily be the best indicator of future value in the case of Pro-Dentec.

Even though we have argued above that it is not clear that market price would be an accurate indicator of the true intrinsic value of Pro-Dentec stock, a calculation of average stock price over the last 3 months and 6 months indicates values of $0.66 per share and $0.68 per share, respectively. While we do not feel that these average stock prices represent definitive indicators of economic value, the figures are certainly corroborative of our earlier results involving discounted future cash flows.

An additional point related to the use of current and historical stock prices as indicators of value would involve the notion that, all other things being equal, ownership interests which are not freely marketable are worth less than the same shares if they were regularly traded. Consequently, any valuation based on current or historical stock prices would be subject to a significant illiquidity discount.

PUBLICLY TRADED COMPARABLE COMPANIES

In many instances multiplier approaches based on price/earnings ratios or similar measures are used for valuation purposes. This methodology entails identifying publicly traded comparable companies and assuming that financial and valuation ratios would be similar across companies. It should be stressed that the appropriate multiplier utilized in these instances would essentially be the inverse of the rates of return on equity (ke) or weghted average cost of capital
(ka) utilized in the discounted cash flow analysis. Consequently, this is a valuation technique that is primarily corroborative in nature.

In an attempt to corroborate our findings reported above we examined a number of publicly traded companies sharing some similarities with Pro-Dentec. In our analysis we found that Pro-Dentec is fairly unique in that it is relatively small, is vertically integrated in the manufacturing and sale of its core products, and sells its products in narrow dental market niches. There are some companies that sell the same products, but also sell substantially different products; consequently, it is difficult to disentangle the separate effects of the relevant divisions. Other companies focus on either manufacturing or selling the relevant products. Additionally, it should be noted that significant discrepancies in size exist across many of these companies. Of those companies that are publicly traded, with a substantial part of their business in the dental industry, and that manufacture and sell their products, relevant financial ratios provide little guidance. For example, many of those companies have recently incurred losses, so that calculations of Price/Earnings ratios are not meaningful. Further, those companies do not produce and sell in the same narrow dental market niches that Pro-Dentec does. Consequently, we concluded that for purposes of valuing Pro-Dentec's common stock, there were no publicly traded comparable companies.

BOOK VALUE PER SHARE

Pro-Dentec is engaged in a dynamic and ever-changing dental market. Book value per share measures are inherently backward-looking and reflective of past performance; they are not necessarily indicative of future performance. In dynamic markets proper valuation of common stock should reflect expectations of FUTURE performance. Note also that Pro-Dentec's book value per share as of October 31, 1998 was $0.41, which is significantly less than Pro-Dentec's current and historical prices. For these reasons we concluded that use of book value per share in the valuation of Pro-Dentec common stock is not appropriate.

LIQUIDATION VALUE

Usage of liquidation is not appropriate here. Pro-Dentec is not in a business posture where liquidation is remotely possible. Additionally, any liquidation value would necessarily be below the book value. As discussed above, book value per share is not appropriate for valuation purposes here. Similarly, liquidation value is not appropriate.

                                               TABLE 1
                                     FIVE YEAR OPERATING HISTORY
                                         ($000's Except EPS)


                                                                            YEAR
--------------------------------------------------------------------------------------------------------------------
                ITEM                                  1994          1995          1996          1997           1998
--------------------------------------------------------------------------------------------------------------------

Net Sales                                           24,101        23,769        21,789        23,823         27,524
Cost of Goods                                        9,601         9,160         9,235         9,427         10,798
Gross Profit                                        14,500        14,519        12,554        14,396         16,726
Operating Expense                                   13,377        13,379        11,228        13,155         14,978
Operating Income                                     1,123         1,140         1,326         1,241          1,748
Other Income (Expense)                                (588)         (957)         (931)         (485)           256
Profit Before Tax                                      535           183           395           756          2,004
Income Tax                                             234            72           137           293            784
Net Income                                             301           111           258           463          1,220
EPS                                                   0.02          0.01          0.02          0.03           0.09
Average No. of Shares                               14,988        14,476        14,104        14,100         14,100
 ....................................................................................................................

Cash                                                 1,244           899         1,128         1,267          1,833
Current Assets                                       5,588         5,442         5,523         6,389          8,313
Net Fixed Assets                                     1,575         1,513         1,980         2,494          2,731
Total Assets                                         8,073         7,709         7,977         9,014         11,179
Current Liabilities                                  3,701         3,391         2,908         3,180          4,159
Long Term Debt                                         723           527           677           755            835
Net Worth (Shareholders Equity)                      3,649         3,792         4,086         4,574          5,819
 ....................................................................................................................

Cash from Operations                                   497           644         1,415         1,138            915
Cash Invested                                       (1,075)       (1,068)       (1,151)         (280)        (1,079)
Cash from Financing                                    594            72          (447)         (319)           632
Net Cash Flow                                           11          (345)         (183)          539            468
--------------------------------------------------------------------------------------------------------------------

                                            CONFIDENTIAL

                                               TABLE 2
                                SIX YEAR PROJECTED OPERATING RESULTS
                                              ($000's)


                                                                  YEAR
------------------------------------------------------------------------------------------------------------------------
                ITEM                        1999          2000           2001          2002          2003          2004
------------------------------------------------------------------------------------------------------------------------
Net Sales                                 28,618        31,703         32,968        33,926        34,738        35,177
Cost of Goods                             12,164        13,458         14,113        14,572        14,991        15,232
Gross Profit                              16,454        18,245         18,855        19,355        19,747        19,945
Operating Expense                         14,498        15,923         16,273        16,596        16,848        17,053
Operating Income                           1,957         2,322          2,582         2,759         2,900         2,892
Other Income (Expense)                      (259)         (249)          (111)         (138)         (203)         (159)
Profit Before Tax                          1,697         2,074          2,471         2,621         2,696         2,733
Income Tax                                   653           793            945         1,003         1,031         1,046
Net Income                                 1,044         1,280          1,526         1,619         1,665         1,688
Interest Expense                             223           156            108           132           207           209
EBIT                                       1,920         2,229          2,579         2,753         2,904         2,943
Taxes on EBIT                                739           853            986         1,053         1,111         1,126
Change in Deferred Tax                         0             0              0             0             0             0

Cash                                       1,800         1,800          2,696         3,407         4,249         5,285
Current Assets                             8,258         8,619          9,709        10,672        11,694        12,846
Net Fixed Assets                           2,595         3,700          5,166         6,716         8,074         8,105
Total Assets                              10,984        12,465         15,028        17,545        19,928        21,113
Current Liabilities                        3,701         3,875          3,937         4,002         4,044         4,094
Long Term Debt                               520         1,300          2,433         3,257         3,932         3,380
Credit Line                                  674            25              0             0             0             0
Net Worth                                  5,862         7,142          8,668        10,286        11,951        13,639
 ........................................................................................................................

Depreciation and Amort.                      701           727            763           852           964         1,141
Capital Expenditures                         600         1,832          2,230         2,403         2,322         1,172
Change in Work. Cap                         (318)          123            106           168           120            58
------------------------------------------------------------------------------------------------------------------------

                                               TABLE 3


                DISCOUNTED CASH FLOW ANALYSIS OF EQUITY CAPITAL ($000's)

                COST OF EQUITY=                                                       15.83%
                LONG-TERM GROWTH RATE =                                                2.00%
                NUMBER OF SHARES =                                               14,100,000

                                                                                   YEAR
----------------------------------------------------------------------------------------------------------------------------------
                ITEM                                 1999           2000            2001           2002         2003         2004
----------------------------------------------------------------------------------------------------------------------------------

Net Income                                        $ 1,044        $ 1,280         $ 1,526        $ 1,619      $ 1,665      $ 1,688
Plus: Changes in Long-term Debt                      (315)           780           1,133            824          675         (552)
Plus: Deprec. and Amort.                              701            727             763            852          964        1,141
Less: Change in Work. Cap.                            318           (123)           (106)          (168)        (120)         (58)
Less: Capital Expenditures                           (600)        (1,832)         (2,230)        (2,403)      (2,322)      (1,172)
 ..................................................................................................................................

Constant Dollar Cash Flow                         $ 1,148        $   832         $ 1,086        $   724      $   862      $ 1,047
Current Dollar Cash Flow                          $ 1,148        $   849         $ 1,130        $   768      $   933      $ 1,156
DISCOUNTED CASH FLOW                              $ 1,148        $   733         $   842        $   494      $   518        $ 554
----------------------------------------------------------------------------------------------------------------------------------

Current dollar normalized cash flow used for terminal value =                                   $ 1,179


Sum of Discounted Free Cash Flows, 1999-2004                                    $  4,290
Terminal Value                                                                  $  4,089
                                                 Total Equity Value             $  8,379

                              Equity Value per Share                            $ 0.5943

                                               TABLE 4


                DISCOUNTED CASH FLOW ANALYSIS OF EQUITY CAPITAL ($000's)

                COST OF EQUITY =                                               16.46%
                LONG-TERM GROWTH RATE =                                         2.00%
                NUMBER OF SHARES =                                           14,100,000

                                                                              YEAR
----------------------------------------------------------------------------------------------------------------------------
                ITEM                                  1999         2000          2001        2002         2003         2004
----------------------------------------------------------------------------------------------------------------------------

Net Income                                         $ 1,044       $1,280       $ 1,526      $1,619      $ 1,665      $ 1,688
Plus: Changes in Long-term Debt                       (315)         780         1,133         824          675         (552)
Plus: Deprec. and Amort.                               701          727           763         852          964        1,141
Less: Change in Work. Cap.                             318         (123)         (106)       (168)        (120)         (58)
Less: Capital Expenditures                            (600)      (1,832)       (2,230)     (2,403)      (2,322)      (1,172)
----------------------------------------------------------------------------------------------------------------------------

Constant Dollar Cash Flow                          $ 1,148        $ 832       $ 1,086       $ 724        $ 862      $ 1,047
Current Dollar Cash Flow                           $ 1,148        $ 849       $ 1,130       $ 768        $ 933      $ 1,156
 DISCOUNTED CASH FLOW                              $ 1,148        $ 729         $ 833       $ 486        $ 507        $ 540
----------------------------------------------------------------------------------------------------------------------------

Current dollar normalized cash flow used for terminal value =      $1,179


Sum of Discounted Free Cash Flows, 1999-2004                                  $ 4,243
Terminal Value                                                                $ 3,806
                                               Total Equity Value             $ 8,049

                               Equity Value per Share                        $ 0.5709


                                                                TABLE 5


                DISCOUNTED CASH FLOW ANALYSIS OF INVESTED CAPITAL($000's)

                COST OF EQUITY=                                                                    15.83%
                WEIGHTED COST OF CAPITAL =                                                         12.67%
                LONG-TERM GROWTH RATE =                                                             2.00%
                NUMBER OF SHARES =                                                             14,100,000

                                                                                          YEAR
----------------------------------------------------------------------------------------------------------------------------------
ITEM                                   1999              2000              2001             2002             2003           2004
----------------------------------------------------------------------------------------------------------------------------------
EBIT                                 $ 1,920           $ 2,229          $  2,579          $ 2,753          $ 2,904        $ 2,943
Less:Taxes on EBIT                      (739)             (853)             (986)          (1,053)          (1,111)        (1,126)
Plus: Deprec. and Amort.                 701               727               763              852              964          1,141
Less: Change in Work. Cap.               318              (123)             (106)            (168)            (120)           (58)
Less: Capital Expenditures              (600)           (1,832)           (2,230)          (2,403)          (2,322)        (1,172)
 ..................................................................................................................................

Constant Dollar Cash Flow            $ 1,600           $   148          $     20            $ (19)           $ 315        $ 1,728
Current Dollar Cash Flow             $ 1,600           $   151          $     21            $ (20)           $ 341        $ 1,908
DISCOUNTED CASH FLOW                 $ 1,600           $   134          $     16            $ (14)           $ 212        $ 1,051
----------------------------------------------------------------------------------------------------------------------------------

Current dollar normalized cash flow used for terminal value =                             $ 1,946

Sum of Discounted Cash Flows, 1999-2004                                 $  2,998
Terminal Value                                                          $  9,800
                                             Total Value                $ 12,798
                                             Less Debt                  $ (2,736)
                                             Total Equity Value         $ 10,062

                             Equity Value per Share                     $ 0.7136


                                                     TABLE 6


                DISCOUNTED CASH FLOW ANALYSIS OF INVESTED CAPITAL($000's)

                COST OF EQUITY=                                                16.46%
                WEIGHTED COST OF CAPITAL =                                     13.14%
                LONG-TERM GROWTH RATE =                                         2.00%
                NUMBER OF SHARES =                                         14,100,000

                                                                               YEAR
----------------------------------------------------------------------------------------------------------------------------
ITEM                                            1999             2000            2001        2002         2003         2004
----------------------------------------------------------------------------------------------------------------------------
EBIT                                          $1,920          $ 2,229         $ 2,579     $ 2,753       $2,904       $2,943
Less:Taxes on EBIT                              (739)            (853)           (986)     (1,053)      (1,111)      (1,126)
Plus: Deprec. and Amort.                         701              727             763         852          964        1,141
Less: Change in Work. Cap.                       318             (123)           (106)       (168)        (120)         (58)
Less: Capital Expenditures                      (600)          (1,832)         (2,230)     (2,403)      (2,322)      (1,172)
 ............................................................................................................................

Constant Dollar Cash Flow                     $1,600            $ 148            $ 20       $ (19)       $ 315       $1,728
Current Dollar Cash Flow                      $1,600            $ 151            $ 21       $ (20)       $ 341       $1,908
DISCOUNTED CASH FLOW                          $1,600            $ 133            $ 16       $ (14)       $ 208       $1,029
----------------------------------------------------------------------------------------------------------------------------

Current dollar normalized cash flow used for terminal value =                             $ 1,946


Sum of Discounted Cash Flows, 1999-2004                                       $ 2,973
Terminal Value                                                                $ 9,190
                                         Total Value                          $12,163
                                         Less Debt                            $(2,736)
                                         Total Equity Value                   $ 9,427

                              Equity Value per Share                          $0.6686


                                               TABLE 8
                            WEIGHTED AVERAGE COST OF CAPITAL FOR TABLE 5
                                              ($000's)
                                       Cost of Equity = 15.83%
                                          Tax Rate = 38.3%

                                                                                                YEAR
---------------------------------------------------------------------------------------------------------------------------
                ITEM                             1999             2000           2001        2002        2003         2004
---------------------------------------------------------------------------------------------------------------------------

Interest                                          223              156            108         132         207          209
Debt                                            2,091            2,118          3,093       3,927       4,602        4,050
Cost of Debt                                   10.66%            7.37%          3.49%       3.36%       4.50%        5.16%
Common Equity                                   5,862            7,142          8,668      10,286      11,951       13,639
Debt + Common Equity                            7,953            9,260         11,761      14,213      16,553       17,689
Debt Proportion                                26.29%           22.87%         26.30%      27.63%      27.80%       22.90%
Equity Proportion                              73.71%           77.13%         73.70%      72.37%      72.20%       77.10%
---------------------------------------------------------------------------------------------------------------------------

Weighted Avg. Cost of Capital                  13.40%           13.25%         12.23%      12.03%      12.20%       12.93%
---------------------------------------------------------------------------------------------------------------------------

Average WACC for Years 1999-2004 =                              12.67%


                                               TABLE 9
                            WEIGHTED AVERAGE COST OF CAPITAL FOR TABLE 6
                                              ($000's)
                                       Cost of Equity= 16.46%
                                          Tax Rate = 38.3%

                                                                                                YEAR
---------------------------------------------------------------------------------------------------------------------------
                ITEM                              1999            2000          2001        2002         2003         2004
---------------------------------------------------------------------------------------------------------------------------

Interest                                           223             156           108         132          207          209
Debt                                             2,091           2,118         3,093       3,927        4,602        4,050
Cost of Debt                                    10.66%           7.37%         3.49%       3.36%        4.50%        5.16%
Common Equity                                    5,862           7,142         8,668      10,286       11,951       13,639
Debt + Common Equity                             7,953           9,260        11,761      14,213       16,553       17,689
Debt Proportion                                 26.29%          22.87%        26.30%      27.63%       27.80%       22.90%
Equity Proportion                               73.71%          77.13%        73.70%      72.37%       72.20%       77.10%
---------------------------------------------------------------------------------------------------------------------------

Weighted Avg. Cost of Capital                   13.86%          13.73%        12.70%      12.49%       12.66%       13.42%
---------------------------------------------------------------------------------------------------------------------------

Average WACC for Years 1999-2004=                               13.14%


                                     Chart

                         Historical Common Stock Prices


[Line graph and bar graph containing stock prices of the Company from September 15, 1998 through March 10, 1999]